SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)
Cox Radio, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.33 per share
(Title of Class of Securities)
Andrew A. Merdek, Esq.
Cox Enterprises, Inc.
6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, (678) 645-0000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
224051 10 2
(CUSIP Number)
March 22, 2009
(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

Schedule 13D/A

CUSIP No.	224051 10 2	Page	2	of	10

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF Cox Enterprises, Inc. ABOVE PERSON

2	CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
(a) —–
(b) —–

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

Inapplicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		62,324,970*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

62,324,970*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,324,970*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Inapplicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

78.4%**

14	TYPE OF REPORTING PERSON

CO
* Cox Enterprises, Inc. may be deemed to be an indirect beneficial owner of 58,733,016 shares of Class B Common Stock, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and 3,591,954 shares of Class A Common Stock.
** The denominator is based on: (i) 20,759,670 shares of Class A Common Stock outstanding at March 17, 2009; and (ii) 58,733,016 shares of Class A Common Stock into which the Class B Common Stock beneficially owned by Cox Enterprises may be converted.

Schedule 13D/A

CUSIP No.	224051 10 2	Page	3	of	10

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF Cox Holdings, Inc. ABOVE PERSON

2	CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
(a) —–
(b) —–

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

Inapplicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		62,324,970*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

62,324,970*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,324,970*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Inapplicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

78.4%**

14	TYPE OF REPORTING PERSON

CO
* Cox Holdings, Inc. may be deemed to be an indirect beneficial owner of 58,733,016 shares of Class B Common Stock, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and 3,591,954 shares of Class A Common Stock.
** The denominator is based on: (i) 20,759,670 shares of Class A Common Stock outstanding at March 17, 2009; and (ii) 58,733,016 shares of Class A Common Stock into which the Class B Common Stock beneficially owned by Cox Holdings may be converted.

Schedule 13D/A

CUSIP No.	224051 10 2	Page	4	of	10

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF Cox Media Group, Inc. (formerly Cox Broadcasting, Inc.) ABOVE PERSON

2	CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
(a) —–
(b) —–

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

Inapplicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		62,324,970*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

62,324,970*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,324,970*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Inapplicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

78.4%**

14	TYPE OF REPORTING PERSON

CO
* Cox Media Group, Inc. may be deemed to be the beneficial owner of 58,733,016 shares of Class B Common Stock, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and 3,591,954 shares of Class A Common Stock.
** The denominator is based on: (i) 20,759,670 shares of Class A Common Stock outstanding at March 17, 2009; and (ii) 58,733,016 shares of Class A Common Stock into which the Class B Common Stock beneficially owned by Cox Media Group may be converted.

Schedule 13D/A

CUSIP No.	224051 10 2	Page	5	of	10

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF Dayton Cox Trust A ABOVE PERSON

2	CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
(a) —–
(b) —–

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

Inapplicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		62,324,970*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

62,324,970*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,324,970*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Inapplicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

78.4%**

14	TYPE OF REPORTING PERSON

OO
* The Dayton Cox Trust A may be deemed to be an indirect beneficial owner of 58,733,016 shares of Class B Common Stock, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and 3,591,954 shares of Class A Common Stock.
** The denominator is based on: (i) 20,759,670 shares of Class A Common Stock outstanding at March 17, 2009; and (ii) 58,733,016 shares of Class A Common Stock into which the Class B Common Stock beneficially owned by Dayton Cox Trust A may be converted.

     This Amendment No. 3 (this “Amendment”) amends the Amendment No. 2 to Schedule 13D filed on July 27, 2007 by Cox Enterprises, Inc. (“CEI”), Cox Holdings, Inc. (“CHI”), Cox Broadcasting, Inc. (“CBI”) and the Dayton Cox Trust A (the “Dayton Trust”) with respect to the Class A Common Stock, par value $0.33 per share (the “Class A Common Stock”), of Cox Radio Inc., a Delaware corporation (the “Company”), as specifically set forth herein.
Item 2. IDENTITY AND BACKGROUND.
     Item 2 is hereby amended and restated in its entirety as follows:
     This report is being filed jointly by CEI, CHI, Cox Media Group, Inc. (“CMG”) and the Dayton Trust. As of December 31, 2008, CBI changed its name to CMG. CEI, CHI and CMG are collectively referred to in this Amendment as the “Cox Corporations.”
     All of the Cox Corporations are incorporated in the State of Delaware. The principal businesses of CEI are publishing, cable television, broadcasting and automobile auctions. CHI is a holding company, and CMG is a broadcasting, publishing and digital media company. The principal office and business address of the Cox Corporations is 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328. The Dayton Trust is a trust governed by the laws of the State of Ohio and is administered in Atlanta, Georgia.
     Of the 62,324,970 shares of Class A Common Stock of the Company reported herein, 58,733,016 shares are Class B Common Stock, par value $.33 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), of the Company, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and are held of record by CMG. The remaining 3,591,954 shares are Class A Common Stock and are also held of record by CMG.
     All of the shares of outstanding capital stock of CMG are owned by CHI, and all of the shares of outstanding capital stock of CHI are owned by CEI. There are 572,791,334 shares of common stock of CEI outstanding, of which (i) the Anne Cox Chambers Atlanta Trust holds 174,949,266 shares of CEI common stock (30.5%); (ii) Trailsend Ventures, LLC, a Delaware limited liability company, holds 147,209,888 shares of CEI common stock (25.7%); (iii) the Dayton Trust holds 248,237,055 shares of CEI common stock (43.3%); and (iv) 199 individuals and trusts exercised beneficial ownership over the remaining 2,395,125 shares of CEI common stock (0.42%). All of the shares of CEI common stock held by the Anne Cox Chambers Atlanta Trust and Trailsend Ventures, LLC are non-voting shares. Thus, Anne Cox Chambers, James C. Kennedy and Jimmy W. Hayes, as the current trustees of the Dayton Trust, exercise beneficial ownership over 97.6% of the voting common stock of CEI. Actions by the Dayton Trust, including investment and voting decisions, require at least a majority vote of the trustees, and no trustee has the power to remove any other trustee.
     Anne Cox Chambers is the aunt of James C. Kennedy, and Jimmy W. Hayes is not related to either Anne Cox Chambers or James C. Kennedy. James C. Kennedy is the Chairman of the board of directors of both the Company and CEI, and Jimmy W. Hayes also is a member of the Company’s board of directors and CEI’s chief executive officer.
     The following information concerning the directors and executive officers of the Cox Corporations, as well as the trustees of the Dayton Trust, is set forth on Appendix A hereto, which is incorporated herein by this reference:
     (i) name;
     (ii) residence or business address; and
     (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.
     During the last five years, to the best knowledge of the persons filing this Amendment, none of the Cox Corporations, any of their respective executive officers or directors, the Dayton Trust or any of its trustees have been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).
     During the last five years, to the best knowledge of the persons filing this Amendment, none of the Cox Corporations, any of their respective executive officers or directors, the Dayton Trust or any of its trustees have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     To the best knowledge of the persons filing this Amendment, all of the individuals listed on Appendix A are citizens of the United States of America.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Item 3 is hereby amended and restated in its entirety as follows:
     The shares of Common Stock reported as beneficially owned in this Amendment were acquired in or before the initial public offering of the Company or by means of the private placement from the Company to CBI. CEI paid the purchase price for all shares purchased by the Cox Corporations from its working capital.
     With respect to the Tender Offer (as defined in Item 4 of this Amendment), CEI estimates that it will require approximately $69.1 million in funds to consummate the Tender Offer and pay related fees and expenses, and CEI intends to use its cash on hand and available borrowings under its bank credit agreement for all such funds necessary for the Tender Offer.
Item 4. PURPOSE OF TRANSACTION.
     Item 4 is hereby amended and restated in its entirety as follows:
     On March 22, 2009, CEI delivered to the board of directors of the Company the letter attached hereto as Exhibit 7.02. In the letter, CEI announced that it is commencing a cash tender offer to acquire all of the outstanding shares of the Class A Common Stock not owned by the Cox Corporations at a purchase price of $3.80 per share (the “Tender Offer”). CEI anticipates that the board of directors of the Company will form a special committee of independent directors to consider the merits of and make a recommendation regarding the Tender Offer.
     The Tender Offer will be conditioned on, among other things, the tender of a majority of the shares of the Class A Common Stock currently outstanding that are not owned by the Cox Corporations or their respective affiliates or the directors and executive officers of CEI, CMG or the Company (other than directors of the Company that may constitute any special committee of independent directors formed to consider the Tender Offer). If the Tender Offer is consummated and the Cox Corporations own at least 90% of the outstanding shares of the Class A Common Stock, the Cox Corporations will cause the Company to consummate a “short-form” merger promptly under Delaware law in which all shares of the Class A Common Stock held by the remaining stockholders would be converted into the right to cash equal to the same price per share as was paid in the Tender Offer, without interest. If the Tender Offer is consummated and the Cox Corporations do not own at least 90% of the outstanding shares of Class A Common Stock and if conversion of some or all of the shares of Class B Common Stock held by the Cox Corporations would increase the Cox Corporations’ ownership to 90% of the outstanding shares of Class A Common Stock, then the Cox Corporations will convert, following the consummation of the Tender Offer, a sufficient number of shares of Class B Common Stock to reach the 90% threshold and promptly thereafter to consummate such short-form merger under Delaware law. If, on the other hand, the Cox Corporations do not own at least 90% of the outstanding shares of the Class A Common Stock following the consummation of the Tender Offer even after giving effect to the conversion of all of the shares of Class B Common Stock held by the Cox Corporations, the Cox Corporations will review their options. These options include doing nothing, acquiring the tendered shares, purchasing shares in the open market or in privately negotiated transactions, making a new tender offer or seeking to negotiate a merger or other business combination with the Company. No assurance can be given as to the price per share that may be paid in any such future acquisition of the shares of the Class A Common Stock or the effect any such action could have on the trading price of the Class A Common Stock.
     The foregoing is a summary and should not be construed as an offer to purchase any shares of the Class A Common Stock. The Tender Offer will be made by means of a tender offer statement. Stockholders of the Company are urged to read CEI’s tender offer statement and other relevant documents regarding the Tender Offer and filed with the U.S. Securities and Exchange Commission (the “Commission”) when they become available later today because they contain important information. Further, CEI will file the information required by Rule 13e-3 under the Securities Exchange Act of 1934, as amended, which is applicable to certain “going private” transactions, with the Commission as part of the tender offer statement. Such information includes certain financial information concerning the Company, and certain information relating to the fairness of the consideration offered to minority stockholders in the Tender Offer. Stockholders will be able to receive these documents free of charge at the Commission’s Web site, www.sec.gov.

     Except as described herein, neither the Cox Corporations nor the Dayton Trust has formulated any plans, proposals or otherwise that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. INTEREST IN SECURITIES OF THE ISSUER.
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) The Cox Corporations and the Dayton Trust may be deemed to have beneficial ownership over 58,733,016 shares of Class B Common Stock and 3,591,954 shares of Class A Common Stock. These shares represent 100% of the issued and outstanding shares of Class B Common Stock, approximately 17.3% of the issued and outstanding shares of Class A Common Stock and approximately 78.4% of the issued and outstanding shares of Common Stock of the Company based on the amount outstanding as of March 17, 2009.
     (b) The number of shares of Class A Common Stock beneficially owned: (i) with respect to which there is sole voting power is 0; (ii) with respect to which there is shared voting power is 62,324,970, (iii) with respect to which there is sole dispositive power is 0, and (iv) with respect to which there is shared dispositive power is 62,324,970.
     The Cox Corporations have been informed that the following executive officers and directors of the Cox Corporations beneficially own the following shares of the Company’s Class A Common Stock:

James C. Kennedy	226,876
Jimmy W. Hayes	600
G. Dennis Berry	3,624
Robert C. O’Leary	4,500
Neil O. Johnston	139,357
David J. Head	750
     Each of the individuals listed above beneficially owns less than one percent of the Class A Common Stock. The shares reported for Mr. Johnston are shares that can be acquired upon the exercise of vested stock options; however, the exercise price of these stock options exceeds recent trading prices as well as the price offered in the Tender Offer.
     (c) None of the Cox Corporations or the Dayton Trust has engaged in any transaction in the Common Stock that was effected during the past 60 days.
     (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the Cox Corporations and the Dayton Trust.
     (e) Not applicable.
Item 7. MATERIAL TO BE FILED AS EXHIBITS.
     Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
7.01	Joint Filing Agreement, dated as of March 22, 2009, by and among Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A.

7.02	Letter, dated March 22, 2009, to the board of directors of Cox Radio, Inc.

7.03	Credit Agreement, dated as of July 26, 2006, by and among Cox Enterprises, Inc., the lenders party thereto, JP Morgan Chase Bank, N.A., as administrative agent, Citibank, N.A. and Wachovia Capital Markets, LLC, as syndication agents, Lehman Brothers Inc. and The Bank of Tokyo-Mitsubishi UFJ, LTD, New York branch, as documentation agents, and JP Morgan Securities, Inc., Citigroup Global Markets, Inc. and Wachovia Capital Markets, LLC as joint lead arrangers and joint bookrunners.

7.04	First Commitment Increase Amendment to Credit Agreement, dated as of September 28, 2007.

7.05	Second Amendment and Limited Waiver to Credit Agreement, dated as of December 29, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COX ENTERPRISES, INC.
	By:	/s/ Andrew A. Merdek
Date: March 22, 2009		Andrew A. Merdek
Secretary

COX HOLDINGS, INC.
Date: March 22, 2009	By:	/s/ Andrew A. Merdek
Andrew A. Merdek
Secretary

COX MEDIA GROUP, INC.
Date: March 22, 2009	By:	/s/ Andrew A. Merdek
Andrew A. Merdek
Secretary

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAYTON COX TRUST A
	By:	/s/ James C. Kennedy
Date: March 22, 2009		James C. Kennedy Trustee

Date: March 22, 2009	By:	/s/ Jimmy W. Hayes
Jimmy W. Hayes Trustee

Appendix A
Cox Enterprises, Inc.
Executive Officers and Directors

Name	Business Address	Principal Occupation	Employed

James C. Kennedy*	Cox Enterprises, Inc.	Chairman of the Board	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road		6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

David E. Easterly*	Cox Enterprises, Inc.	Retired President and	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Chief Operating Officer,	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328	Cox Enterprises, Inc.	Atlanta, GA 30328

Jimmy W. Hayes*	Cox Enterprises, Inc.	President and Chief	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Executive Officer	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

John M. Dyer	Cox Enterprises, Inc.	Executive Vice	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	President and Chief	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328	Financial Officer	Atlanta, GA 30328

G. Dennis Berry*	Cox Enterprises, Inc.	Vice Chairman	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road		6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Robert C. O’Leary*	Cox Enterprises, Inc.	Retired Exec. Vice	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	President and Chief	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328	Financial Officer	Atlanta, GA 30328

Robert R. Brand	Cox Enterprises, Inc.	Vice President,	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Corporate Security	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Anne C. Chambers*	Cox Enterprises, Inc.	Vice President	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road		6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

David J. Head	Cox Enterprises, Inc.	Vice President and	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Controller	6205 Peachtree Dunwoody Road
	Atlanta, GA		Atlanta, GA 30328

R. Dale Hughes	Cox Enterprises, Inc.	Senior Vice President,	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Legal Affairs and	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328	Strategic Investments	Atlanta, GA 30328

Marybeth N. Leamer	Cox Enterprises, Inc.	Senior Vice President,	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Human Resources and	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328	Administration	Atlanta, GA 30328

Joab M. Lesesne, III	Cox Enterprises, Inc.	Vice President,	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Government Affairs	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Name	Business Address	Principal Occupation	Employed

Richard J. Jacobson	Cox Enterprises, Inc.	Senior Vice President	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Finance	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Michael J. Mannheimer	Cox Enterprises, Inc.	Vice President,	Cox Enterprises, Inc
	6205 Peachtree Dunwoody Road	Supply Chain Services	6205 Peachtree Dunwoody Road
	Atlanta., GA	and Chief Procurement Officer	Atlanta, GA 30328

J. P. Matzigkeit	Cox Enterprises, Inc.	Vice President,	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Compensation, Benefits	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328	And HRIS	Atlanta, GA 30328

Andrew A. Merdek	Cox Enterprises, Inc.	Vice President- Legal	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Affairs, General Counsel	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328	and Corporate Secretary	Atlanta, GA 30328

Gregory B. Morrison	Cox Enterprises, Inc.	Vice President	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	and Chief Information	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328	Officer	Atlanta, GA 30328

Robert N. Redella	Cox Enterprises, Inc.	Vice President,	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Development	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Alex R. Stickney, Jr.	Cox Enterprises, Inc.	Vice President,	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Audit Services	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Robert I. Jimenez	Cox Enterprises, Inc.	Vice President,	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Communications	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328	and Public Affairs	Atlanta, GA 30328

Alexandra M. Wilson	Cox Enterprises, Inc.	Vice President, Public	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Policy and Regulatory	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328	Affairs	Atlanta, GA 30328

Susan W. Coker	Cox Enterprises, Inc.	Vice President and	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Treasurer	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

J. Lacey Lewis	Cox Enterprises, Inc.	Vice President,	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Business Development	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Maria L. Friedman	Cox Enterprises, Inc.	Vice President,	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Tax	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Name	Business Address	Principal Occupation	Employed

Arthur M. Blank*	Arthur M. Blank Family Offices	Co-Founder	Arthur M. Blank Family Offices
	3223 Howell Mill Road	The Home Depot, Inc.	3223 Howell Mill Road
	Atlanta, GA 30327	Owner and Chief Executive Officer Atlanta Falcons and Georgia Force	Atlanta, GA 30327

Thomas O. Cordy*	Global Nutritionals, Inc.	Retired President and	The Maxxis Group, Inc.
	4168 N. Pecos Road, Ste. 110	Chief Executive Officer
	Las Vegas, NV 89115	The Maxxis Group, Inc.

Janet M. Clarke*	Clarke Littlefield, LLC	President	Clarke Littlefield, LLC
	7763 Glades Road #1010	Clarke Littlefield, LLC	7763 Glades Road #1010
	Boca Raton FL 33434		Boca Raton FL 33434

S. Taylor Glover*	Turner Enterprises, Inc.	President and Chief	Turner Enterprises, Inc.
	133 Luckie Street	Executive Officer	133 Luckie Street
	Atlanta, GA 30303	Turner Enterprises, Inc.	Atlanta, GA 30303

*	Director of Cox Enterprises, Inc.

Schedule II
Cox Holdings, Inc.
Executive Officers and Directors

Name	Business Address	Principal Occupation	Employed

Maria L. Friedman	Vice President	Vice President, Tax	Cox Enterprises, Inc.
	Cox Holdings, Inc.		6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

Richard J. Jacobson*	Vice President and Treasurer	Senior Vice President	Cox Enterprises, Inc.
	Cox Holdings, Inc.	Finance	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

Andrew A. Merdek*	Secretary	Vice President, Legal	Cox Enterprises, Inc.
	Cox Holdings, Inc.	Affairs, General Counsel	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road	and Corporate Secretary	Atlanta, GA 30328
Atlanta, GA 30328

Jimmy W. Hayes*	Director and President	President and Chief	Cox Enterprises, Inc.
	Cox Holdings, Inc.	Executive Officer	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

*	Director of Cox Holdings, Inc.

Schedule III
Cox Media Group, Inc.
Executive Officers and Directors

Name	Business Address	Principal Occupation	Employed

Sanford H. Schwartz*	Cox Media Group, Inc.	President	Cox Media Group, Inc.
	6205 Peachtree Dunwoody Road		6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Bruce R. Baker	Cox Media Group, Inc.	Executive Vice President,	Cox Media Group, Inc.
	6205 Peachtree Dunwoody Road	Cox Television	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Maria L. Friedman	Vice President	Vice President, Tax	Cox Enterprises, Inc.
	Cox Media Group, Inc.		6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

Sterling E. Davis	Cox Media Group, Inc.	Vice President,	Cox Media Group, Inc.
	6205 Peachtree Dunwoody Road	Engineering	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Deborah A. Thomas	Cox Media Group, Inc.	Vice President, Human	Cox Media Group, Inc.
	6205 Peachtree Dunwoody Road	Resources	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Andrew A. Merdek*	Secretary	Vice President, Legal	Cox Enterprises, Inc.
	Cox Media Group, Inc.	Affairs, General Counsel	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road	and Corporate Secretary	Atlanta, GA 30328
Atlanta, GA 30328

Richard J. Jacobson	Vice President and Treasurer	Senior Vice President	Cox Enterprises, Inc.
	Cox Media Group, Inc.	Finance	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

Douglas E. Franklin	Cox Media Group, Inc.	Executive Vice President,	Cox Media Group, Inc.
	6205 Peachtree Dunwoody Road	Cox Newspapers	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Neil O. Johnston*	Cox Media Group, Inc.	Vice President and Chief	Cox Media Group, Inc.
	6205 Peachtree Dunwoody Road	Financial Officer	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

*	Director of Cox Media Group, Inc.

Schedule IV
Dayton Cox Trust A
Trustees

Name	Business Address	Principal Occupation	Employed

Anne C. Chambers	Cox Enterprises, Inc.	Vice President	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road		6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

James C. Kennedy	Cox Enterprises, Inc.	Chairman of the Board	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road		6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Jimmy W. Hayes	Cox Enterprises, Inc.	President and Chief	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Executive Officer	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328